District Provides Update on the Bakar Copper Property

Vancouver, B.C.	February 7, 2022

February 7, 2022 - District Metals Corp. (TSX-V: DMX) (FRA: DFPP); ("District" or the "Company") is pleased to provide an update on the Bakar Property located on Northern Vancouver Island, British Columbia (Figure 1).  In August 2020, Sherpa II Holdings Corp. (TSX-V: SHRP) ("Sherpa II") entered into an agreement to acquire an 80% interest in the Bakar Property by cash payment, the issuance of shares, and work expenditures (August 18, 2020 news release) where exploration work was operated by District Metals who retains a 20% interest in the Bakar Project.  Recent exploration work on the road-accessible Bakar Property has identified a large and high priority target, named Elephant Crossing (EC), which is defined by strongly altered adjacent host rocks coincident with geochemical and geophysical anomalies (Figure 2).

EC Target Highlights (Figure 3):

  Large VTEM conductive anomaly covers an area of 1.5 km by 0.5 km that commences at a shallow depth of 50 m with depth extents below 500 m.
  Coincident ZTEM conductive/contrast anomaly covers an area of 4.5 km by 0.8 km that commences at a depth of 100 m with depth extents below 800 m.
  Target located within a corridor of low magnetic response that correlates with the convergence of the crustal scale William Lake and Holberg Faults, which is an ideal setting for a porphyry copper or volcanogenic massive sulphide (VMS) mineralized system.
  Bedrock basalt exposure at the margin of the VTEM/ZTEM anomalies is characterized by strong chlorite alteration, disseminated pyrite, and stockwork-style limonite/pyrite veining.  Basalt is a very favourable reactive host rock, and the vein/sulphide setting is interpreted to be proximal to a porphyry-style or VMS hydrothermal center.
  Two rock chip samples from outcrop at the edge of the covered coincident VTEM and ZTEM anomalies returned 0.49% Cu and 4.13% Cu. This is a previously unknown mineral occurrence and represents a new discovery at Bakar.  Samples are characterized by intense chlorite-epidote alteration and sheeted quartz-epidote veins with pyrite, chalcopyrite and bornite.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

  The geophysical anomalies, structural setting, geochemical anomalies, alteration features, and topographic low are all consistent with a porphyry copper or VMS host rock environment.
  Given the potential magnitude of the EC Target the District-Sherpa JV has agreed to drill up to 800 m in two holes.  A drill permit application was submitted to the BC Ministry in November 2021, and drilling will commence when the application is approved.

Garrett Ainsworth, CEO of District, commented: "In the most recent phase of exploration at the Bakar Property we attempted to sterilize the project, which in turn resulted in the identification of the EC Target.  This part of Vancouver Island is prospective for porphyry copper and VMS style mineralized systems, and we are excited about the quality of the geophysical response paired with mineralization and mapped alteration that supports both target models.  The EC target is mostly covered by thin overburden and is characterized by multiple strong coincident anomalies that have the potential to be a very significant mineralized system. Given the magnitude at Elephant Crossing it was a straightforward decision to approve a drill program to test this target.  District Metals will remain as the operator of exploration activities at the Bakar Property.

Lastly from a regional perspective, NorthIsle Copper and Gold's North Island Project, which is adjacent to the northeast of the Bakar Property, continues to deliver strong results that showcases the outstanding metal endowment of the district.  Drilling a new road-accessible mineral occurrence discovery in this belt will provide upside exposure to shareholders at a low expenditure."

Background

The Bakar Property was originally acquired by District Metals in May 2019 largely based on the Millington Target where outcrop grab samples returned up to 38.7% Cu and 221.0 g/t Ag (May 2, 2019 news release), and outcrop channel samples returned up to 10.0 m at 4.92% Cu and 27.7 g/t Ag (October 7, 2019 news release). A versatile time-domain electromagnetic (VTEM) survey was flown in May 2019, but showed no conductive response associated with the Millington Target.  Three moderate priority VTEM targets were identified (September 19, 2019 news release) on the Bakar Property that included Target Zone #1 - Soren Lake, which corresponds to what is now the EC Target.  The VTEM response at the EC Target comprises a large conductive anomaly covering an area of 1.5 km by 0.5 km that occurs from depths of 50 m to below 500 m, and is located approximately 3.0 km northwest of the Millington Target.

In September 2020 and May 2021, District Metals retained Dr. Alan Wainwright, PhD, PGeo and Dan MacNeil, MSc, PGeo of Vector Geological Solutions Inc. (Vector) to carry out property wide prospecting, geological mapping, and geochemical sampling campaigns at Bakar.  The EC Target quickly became the main focus during fieldwork activities when prospecting discovered an outcrop that returned 4.13% Cu from a chip rock sample located at the northeast edge of the associated VTEM conductive anomaly.  Outcrop at and surrounding the EC Target is limited, however, detailed prospecting across the EC Target confirmed an area of 150 m by 75 m with strong alteration and sulphide mineralization in reactive basalt host rocks.  The greater footprint of the EC Target is less constrained, but measures 2 km by 2 km.  The alteration consists of very strong pervasive chlorite, epidote-quartz stockworks and sheeted vein arrays associated with pyrite, chalcopyrite, and bornite. Quartz and magnetite veins are associated with a sericite footprint containing up to 8% pyrite.  Copper sulphides are quite common in the propylitic footprint at the EC Target.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Based on Vector's positive results at the EC Target a Z-Axis Tipper Electromagnetic (ZTEM) survey was flown in May/June 2021 to complement the coincident VTEM and geochemical anomalies.  Interpretation of the ZTEM data showed a strong conductive/contrast response across all channels (360TPR - shallow depth, 90TPR - moderate depth, and 30TPR - deep depth) at the EC Target that plunges northwest from a depth of 100 m to greater than 800 m, which confirms that the coincident ZTEM and VTEM anomalies are sub-vertical in nature.  The volcanic and sedimentary rocks that underlie the EC Target are flat to shallow dipping to the southwest, which makes the (discordant) sub-vertical ZTEM and VTEM anomalies very significant, and unlikely to be related to groundwater or sedimentary basin features.  The geophysical anomalies and geological context are consistent with a potential porphyry copper or VMS mineralized system.

Based on this series of positive overlapping data the District-Sherpa II JV has approved a drill program of 800 m in two holes at the EC Target.  The drill permit application was submitted to the BC Ministry of Energy, Mines and Low Carbon Innovation in November 2021.  Drilling will commence when permitting requirements have been met and approved.

A new presentation on the Bakar Property has been added to the District Metals website here.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Figure 1: Bakar Property Location

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918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Figure 2: EC Target Location

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918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Figure 3: EC Target Compilation

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0.49% Cu in galena-malachite vein
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918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Technical Information

All scientific and technical information in this news release has been prepared by, or approved by Garrett Ainsworth, PGeo, President and CEO of the Company.  Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The chip samples from outcrop reported in this news release were recovered by Vector Geological Solutions Inc. from the Bakar Property and shipped to Bureau Veritas Mineral Laboratories (an accredited mineral analysis laboratory) in Vancouver, BC for preparation and analysis. Samples were analyzed for 45 elements with four acid digestion Inductivity Coupled Plasma - Mass Spectrometry (ICP-MS).  Certified standards, blanks, and duplicates were inserted into the sample shipment to ensure integrity of the assay process. Selected samples were chosen for duplicate assay from the coarse reject and pulps of the original sample. No QA/QC issues were noted with the results reported.

Mr. Ainsworth has not verified any of the information regarding any of the properties or projects referred to herein other than the Bakar Property and mineralization at those other properties or projects is not necessarily indicative of mineralization on the Bakar Property.

About District Metals Corp.

District Metals Corp. is led by industry professionals with a track record of success in the mining industry. The Company's mandate is to seek out, explore, and develop prospective mineral properties through a disciplined science-based approach to create shareholder value and benefit other stakeholders.

The advanced exploration stage Tomtebo Property is located in the Bergslagen Mining District of south-central Sweden is the Company's main focus. Tomtebo comprises 5,144 ha and is situated between the historic Falun Mine and Boliden's Garpenberg Mine that are located 25 km to the northwest and southeast, respectively. Two historic polymetallic mines and numerous polymetallic showings are located on the Tomtebo Property along an approximate 17 km trend that exhibits similar geology, structure, alteration and VMS/SedEx style mineralization as other significant mines within the district. Mineralization that is open at depth and along strike at the historic mines on the Tomtebo Property has not been followed up on, and modern systematic exploration has never been conducted on the Property.

For further information on the Tomtebo Property, please see the technical report entitled "NI 43-101 Update Technical Report on the Tomtebo Project, Bergslagen Region of Sweden" dated effective October 15, 2020 and amended and restated on February 26, 2021, which is available on SEDAR at www.sedar.com.

On Behalf of the Board of Directors
"Garrett Ainsworth"
President and Chief Executive Officer
(604) 288-4430

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding "Forward-Looking" Information.

This news release contains certain statements that may be considered "forward-looking information" with respect to the Company within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and any similar expressions. In addition, any statements that refer to expectations, predictions, indications, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events.  Forward-looking statements in this news release relating to the Company include, among other things, statements relating to the Company's planned exploration activities, including its drill target strategy and next steps for the Tomtebo Property; the company's interpretations and expectations about the mineralization of the Tomtebo Mine; the Company's belief that the numerous gravity high anomalies identified at the historic Tomtebo Mine provide immense expansion potential; the Company's belief that the modeled gravity high anomalies at the historic Tomtebo Mine could correspond with polymetallic and/or iron sulphide mineralization, or a mafic unit; and the Company's belief that the gravity high anomaly located one kilometer to the northeast of the Tomtebo Mine represents a potential grassroots discovery opportunity with a modeled tonnage that compares with the historic production tonnage from the historic Falun Mine.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, as of the date of this news release, including, without limitation, assumptions about the reliability of historical data and the accuracy of publicly reported information regarding past and historic mines in the Bergslagen district; the Company's ability to raise sufficient capital to fund planned exploration activities, maintain corporate capacity and satisfy the exploration expenditure requirements required by the definitive purchase agreement between the Company and the vendor of the Tomtebo Property (the "Tomtebo Purchase Agreement") by the times specified therein; and stability in financial and capital markets.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks associated with the following: the reliability of historic data regarding the Tomtebo Property; the Company's ability to raise sufficient capital to finance planned exploration (including incurring prescribed exploration expenditures required by the Tomtebo Purchase Agreement, failing which the Tomtebo Property will be forfeited without any repayment of the purchase price); the Company's limited operating history; the Company's negative operating cash flow and dependence on third-party financing; the uncertainty of additional funding; the uncertainties associated with early stage exploration activities including general economic, market and business conditions, the regulatory process, failure to obtain necessary permits and approvals, technical issues, potential delays, unexpected events and management's capacity to execute and implement its future plans; the Company's ability to identify any mineral resources and mineral reserves; the substantial expenditures required to establish mineral reserves through drilling and the estimation of mineral reserves or mineral resources; the Company's dependence on one material project, the Tomtebo Property; the uncertainty of estimates used to calculated mineralization figures; changes in governmental regulations; compliance with applicable laws and regulations; competition for future resource acquisitions and skilled industry personnel; reliance on key personnel; title matters; conflicts of interest; environmental laws and regulations and associated risks, including climate change legislation; land reclamation requirements; changes in government policies; volatility of the Company's share price; the unlikelihood that shareholders will receive dividends from the Company; potential future acquisitions and joint ventures; infrastructure risks; fluctuations in demand for, and prices of gold, silver and copper; fluctuations in foreign currency exchange rates; legal proceedings and the enforceability of judgments; going concern risk; risks related to the Company's information technology systems and cyber-security risks; and risk related to the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. For additional information regarding these risks, please see the Company's Annual Information Form, under the heading "Risk Factors", which is available at www.sedar.com. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company. These factors and assumptions, however, should be considered carefully. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of such factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information is made as of the date of this news release, and the Company assumes no obligation to publicly update or revise such forward-looking information, except as required by applicable securities laws. All scientific and technical information contained in this news release has been prepared by or reviewed and approved by Garrett Ainsworth, PGeo, President and CEO of the Company. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430